RECEIVED

2006 FEB 15 P 3:16

OFFICE OF INTERN... CORPORATE FIN...

Rule 12g3-2(b) File No. 82-34825

10.02.2006

06011465

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Akbank T.A.S.
<u>Rule 12g3-2(b) File No. 82-34825</u>

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan	Arbil Öztozlu
Investor Relations Department Head	Investor Relations Team Manager

Enclosures;

PROCESSED
MAR 08 2006
THOMSON
FINANCIAL

Dividend Announcement
31.12.2005 Financial Results (TRY)
31.12.2005 Financial Results (USD)
Earnings Presentation for Year-end 2005

dlw 3/8

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)

RECEIVED
2006 FEB 15 P 3:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DIVIDEND ANNOUNCEMENT

Akbank plans to distribute 41% of its 2005 distributable profit (TRY 540mn) as cash dividend to its shareholders

Akbank plans to distribute 41% of its 2005 distributable profit (TRY 540mn) as cash dividend to its shareholders, starting from March 29, 2006. This ratio corresponds to TRY 0.30 dividend per TRY 1.00 nominal share

Akbank will also distribute 22% bonus issue. Bonus issue date will be announced later

10 February 2006

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

BALANCE SHEETS AT 31 DECEMBER 2005 AND 31 DECEMBER 2004

(Amounts are expressed in thousands of YTL)

	ASSETS	CURRENT PERIOD (31/12/2005)			PREVIOUS PERIOD (31/12/2004)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**245,624**	**606,424**	**852,048**	**154,367**	**119,885**	**274,252**
1.1	Cash	232,036	-	232,036	148,629	-	148,629
1.2	Foreign Currency	-	159,519	159,519	-	117,768	117,768
1.3	Balances with the Central Bank of Turkey	9,610	446,247	455,857	5,738	33	5,771
1.4	Other	3,978	658	4,636	-	2,084	2,084
II.	**Trading Securities (Net)**	**31,765**	**6,310,654**	**6,342,419**	**173,485**	**3,588,762**	**3,762,247**
2.1	Government Debt Securities	31,582	6,310,654	6,342,236	173,483	3,573,536	3,747,019
2.1.1	Government Bonds	25,139	6,310,654	6,335,793	147,819	3,573,536	3,721,355
2.1.2	Treasury Bills	6,443	-	6,443	25,664	-	25,664
2.1.3	Other Public Debt Securities	-	-	-	-	-	-
2.2	Share Certificates	183	-	183	2	-	2
2.3	Other Marketable Securities	-	-	-	-	15,226	15,226
III.	**Banks and Other Financial Institutions**	**246,968**	**1,381,414**	**1,628,382**	**17,039**	**1,273,629**	**1,290,668**
3.1	Due from Banks	246,968	1,381,414	1,628,382	17,039	1,273,629	1,290,668
3.1.1	Domestic Banks	246,445	-	246,445	3,039	-	3,039
3.1.2	Foreign Banks	523	1,381,414	1,381,937	14,000	1,273,629	1,287,629
3.1.3	Headquarters and Branches in Abroad	-	-	-	-	-	-
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Markets**	**400,000**	-	**400,000**	-	**429,665**	**429,665**
4.1	Interbank Money Market Placements	400,000	-	400,000	-	429,665	429,665
4.2	Receivables from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (Net)**	**10,516,487**	**2,914,233**	**13,430,720**	**6,298,603**	**4,855,057**	**11,153,660**
5.1	Share Certificates	63,595	113	63,708	17,425	72	17,497
5.2	Other Marketable Securities	10,452,892	2,914,120	13,367,012	6,281,178	4,854,985	11,136,163
VI.	**Loans**	**14,680,685**	**7,425,464**	**22,106,149**	**7,779,672**	**5,159,528**	**12,939,200**
6.1	Short-term	8,310,865	2,026,119	10,336,984	4,988,157	1,082,498	6,070,655
6.2	Medium and Long-term	6,369,820	5,399,345	11,769,165	2,791,515	4,077,030	6,868,545
6.3	Loans under Follow-up	336,192	20,961	357,153	171,227	32,892	204,119
6.4	Specific Provisions (-)	336,192	20,961	357,153	171,227	32,892	204,119
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (Net)**	**322,382**	-	**322,382**	**322,382**	-	**322,382**
8.1	Government Debt Securities	322,382	-	322,382	322,382	-	322,382
8.1.1	Government Bonds	322,382	-	322,382	322,382	-	322,382
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other Public Debt Securities	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	**19,268**	-	**19,268**	**87,988**	**99,448**	**187,436**
9.1	*Financial Investments and Associates*	19,268	-	19,268	87,988	99,448	187,436
9.2	Non-financial Investments and Associates	-	-	-	-	-	-
X.	**Subsidiaries (Net)**	**209,763**	**246,226**	**455,989**	**111,772**	**93,481**	**205,253**
10.1	Financial Subsidiaries	209,763	246,226	455,989	111,772	93,481	205,253
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Oher Investments (Net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (Net)**	-	-	-	-	-	-
12.1	Gross Financial Lease Receivables	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	**2,709,644**	**1,187,747**	**3,897,391**	**699,986**	**1,225,572**	**1,925,558**
XIV.	**Miscellaneous Receivables**	**19,072**	**885**	**19,957**	**20,341**	**906**	**21,247**
XV.	**Accrued Interest and Income Receivable**	**1,885,537**	**284,756**	**2,170,293**	**1,160,419**	**514,064**	**1,674,483**
15.1	Loans	182,021	77,564	259,585	149,573	52,040	201,613
15.2	Marketable Securities	1,675,682	199,702	1,875,384	995,679	255,989	1,251,668
15.3	Other	27,834	7,490	35,324	15,167	206,035	221,202
XVI.	**Property and Equipment (Net)**	**660,274**	**3,098**	**663,372**	**653,163**	**7,154**	**660,317**
16.1	Book Value	1,159,122	4,607	1,163,729	1,089,202	8,680	1,097,882
16.2	Accumulated Depreciation (-)	498,848	1,509	500,357	436,039	1,526	437,565
XVII.	**Intangible Assets (Net)**	**21,218**	-	**21,218**	**24,830**	-	**24,830**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	56,333	-	56,333	50,866	-	50,866
17.3	Accumulated Amortisation (-)	35,115	-	35,115	26,036	-	26,036
XVIII.	**Deferred Tax Assets**	-	-	-	-	-	-
XIX.	**Other Assets**	**41,087**	**13,857**	**54,944**	**33,479**	**8,735**	**42,214**
	TOTAL ASSETS	32,009,774	20,374,758	52,384,532	17,537,526	17,375,886	34,913,412

BALANCE SHEETS AT 31 DECEMBER 2005 AND 31 DECEMBER 2004

(Amounts are expressed in thousands of YTL)

	LIABILITIES and SHAREHOLDERS' EQUITY	CURRENT PERIOD (31/12/2005)			PREVIOUS PERIOD (31/12/2004)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**17,314,843**	**14,136,134**	**31,450,977**	**6,749,021**	**13,169,404**	**19,918,425**
1.1	Bank Deposits	1,024,881	1,617,319	2,642,200	54,571	938,996	993,567
1.2	Saving Deposits	10,725,149	-	10,725,149	5,336,319	-	5,336,319
1.3	Public Sector Deposits	23,483	-	23,483	8,802	-	8,802
1.4	Commercial Deposits	3,944,189	-	3,944,189	1,185,017	-	1,185,017
1.5	Other Institutions Deposits	1,597,141	-	1,597,141	164,312	-	164,312
1.6	Foreign Currency Deposits	-	12,518,815	12,518,815	-	12,230,408	12,230,408
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Markets**	**5,140,056**	**247,974**	**5,388,030**	**2,102,358**	**170,956**	**2,273,314**
2.1	Funds from Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Money Market	-	-	-	20,787	-	20,787
2.3	Funds Provided Under Repurchase Agreements	5,140,056	247,974	5,388,030	2,081,571	170,956	2,252,527
III.	**Funds Borrowed**	**79,742**	**7,202,898**	**7,282,640**	**61,867**	**4,782,868**	**4,844,735**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	79,742	7,202,898	7,282,640	61,867	4,782,868	4,844,735
3.2.1	Domestic Banks and Institutions	79,742	29,382	109,124	61,867	21,510	83,377
3.2.2	Foreign Banks, Institutions, and Funds	-	7,173,516	7,173,516	-	4,761,358	4,761,358
IV.	**Marketable Securities Issued (Net)**	-	-	-	-	-	-
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	**632,665**	**20,444**	**653,109**	**654,350**	**30,286**	**684,636**
VII.	**Other Liabilities**	**122,236**	**56,004**	**178,240**	**131,018**	**106,585**	**237,603**
VIII.	**Taxes and Other Duties Payable**	**73,344**	**230**	**73,574**	**66,701**	**79**	**66,780**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	-	**863**	**863**	-	**5,496**	**5,496**
10.1	Gross Financial Lease Payables	-	898	898	-	5,971	5,971
10.2	Deferred Financial Lease Expenses (-)	-	35	35	-	475	475
XI.	**Accrued Interest and Expenses Payable**	**341,551**	**153,892**	**495,443**	**184,922**	**86,087**	**271,009**
11.1	Deposits	241,238	42,754	283,992	90,830	35,827	126,657
11.2	Borrowings	3,738	43,495	47,233	2,581	26,537	29,118
11.3	Repurchase Agreements	4,866	3,139	8,005	1,084	1,674	2,758
11.4	Other	91,709	64,504	156,213	90,427	22,049	112,476
XII.	**Provisions**	**458,194**	**8,890**	**467,084**	**331,269**	**2,358**	**333,627**
12.1	General Loan Loss Provision	124,809	-	124,809	76,592	-	76,592
12.2	Reserve for Employment Termination Benefits	15,735	-	15,735	13,765	-	13,765
12.3	Provision for Income Taxes	202,388	-	202,388	132,096	-	132,096
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	115,262	8,890	124,152	108,816	2,358	111,174
XIII.	**Subordinated Loans**	-	**4,159**	**4,159**	-	**4,778**	**4,778**
XIV.	**Deferred Tax Liabilities**	**37,194**	-	**37,194**	**46,018**	-	**46,018**
XV.	**Shareholders' Equity**	**6,351,467**	**1,752**	**6,353,219**	**6,226,792**	**199**	**6,226,991**
14.1	Paid-in Capital	1,800,005	-	1,800,005	1,500,000	-	1,500,000
14.2	Capital Reserves	2,650,844	1,752	2,652,596	2,631,527	199	2,631,726
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	245,204	1,752	246,956	74,320	199	74,519
14.2.4	Revaluation Fund	3,747	-	3,747	5,314	-	5,314
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	2,401,893	-	2,401,893	-	-	-
14.2.7	Adjustment to Share Capital	-	-	-	2,551,893	-	2,551,893
14.3	Profit Reserves	462,324	-	462,324	1,074,737	-	1,074,737
14.3.1	Legal Reserves	255,315	-	255,315	160,977	-	160,977
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	207,009	-	207,009	913,760	-	913,760
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	1,438,294	-	1,438,294	1,020,528	-	1,020,528
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Current Year Income or (Loss)	1,438,294	-	1,438,294	1,020,528	-	1,020,528
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**30,551,292**	**21,833,240**	**52,384,532**	**16,554,316**	**18,359,096**	**34,913,412**

AKBANK T.A.Ş.
INCOME STATEMENTS FOR THE PERIODS ENDED 31 DECEMBER 2005 AND 31 DECEMBER 2004

(Amounts are expressed in thousands of YTL)

	INCOME and EXPENSES	CURRENT PERIOD (31/12/2005)	PREVIOUS PERIOD (31/12/2004)
I.	**Interest Income**	**5,301,319**	**4,412,601**
1.1	Interest on Loans	2,766,210	1,924,089
1.1.1	Interest on TL Loans	2,456,514	1,698,523
1.1.1.1	Short-term Loans	1,539,058	1,091,790
1.1.1.2	Medium and Long-term Loans	917,456	606,733
1.1.2	Interest on Foreign Currency Loans	290,299	208,370
1.1.2.1	Short-term Loans	67,413	37,412
1.1.2.2	Medium and Long-term Loans	222,886	170,958
1.1.3	Interest on Loans Under Follow-up	19,397	17,196
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	89,081	68,046
1.3	Interest Received from Banks	31,238	19,907
1.3.1	The Central Bank of Turkey	2,932	18
1.3.2	Domestic Banks	2,364	5,126
1.3.3	Foreign Banks	25,942	14,763
1.3.4	Headquarters and Branches in Abroad	-	-
1.4	Interest Received from Money Market Transactions	3,126	40,017
1.5	Interest Received from Marketable Securities Portfolio	2,410,319	2,359,504
1.5.1	Trading Securities	428,720	724,039
1.5.2	Available-for-sale Securities	1,937,914	1,560,660
1.5.3	Held-to-maturity Securities	43,685	74,805
1.6	Other Interest Income	1,345	1,038
II.	**Interest Expense**	**2,709,791**	**1,873,642**
2.1	Interest on Deposits	2,106,677	1,586,044
2.1.1	Interbank Deposits	115,173	38,885
2.1.2	Saving Deposits	1,236,664	1,104,338
2.1.3	Public Sector Deposits	1,322	122
2.1.4	Commercial Deposits	356,819	54,778
2.1.5	Other Institutions Deposits	109,443	105,590
2.1.6	Foreign Currency Deposits	287,256	282,331
2.1.7	Gold Vault	-	-
2.2	Interest on Money Market Transactions	389,128	164,585
2.3	Interest on Funds Borrowed	211,600	120,147
2.3.1	The Central Bank of Turkey	-	-
2.3.2	Domestic Banks	11,963	10,363
2.3.3	Foreign Banks	198,319	97,663
2.3.4	Headquarters and Branches in Abroad	-	-
2.3.5	Other Financial Institutions	1,318	12,121
2.4	Interest on Securities Issued	-	-
2.5	Other Interest Expenses	2,386	2,866
III.	**Net Interest Income (I-II)**	**2,591,528**	**2,538,959**
IV.	**Net Fees and Commissions Income**	**636,367**	**426,569**
4.1	Fees and Commissions Received	850,922	656,247
4.1.1	Cash Loans	80,864	98,304
4.1.2	Non-cash Loans	34,374	26,654
4.1.3	Other	735,684	531,289
4.2	Fees and Commissions Paid	214,555	229,678
4.2.1	Cash Loans	24,260	33,841
4.2.2	Non-cash Loans	303	470
4.2.3	Other	189,992	195,367
V.	**Dividend Income**	**3,997**	**2,621**
5.1	Trading Securities	-	-
5.2	Available-for-sale Securities	3,997	2,621
VI.	**Net Trading Income / (Loss)**	**234,543**	**328,970**
6.1	Trading Gains or (Losses) on Securities (net)	186,566	299,530
6.1.1	Trading Gains on Securities	241,267	355,058
6.1.1.1	Trading Gains on Derivative Financial Instruments	26,486	28,590
6.1.1.2	Other Trading Gains on Securities	214,781	326,468
6.1.2	Trading Losses on Securities (-)	54,701	55,528
6.1.2.1	Trading Losses on Derivative Financial Instruments	34,977	4,384
6.1.2.2	Other Trading Losses on Derivative Financial Instruments	19,724	51,144
6.2	Foreign Exchange Gains or (Losses) (net)	47,977	29,440
6.2.1	Foreign Exchange Gains	5,079,281	3,515,225
6.2.2	Foreign Exchange Losses (-)	5,031,304	3,485,785
VII.	**Other Operating Income**	**239,479**	**155,196**
VIII.	**Operating Income (III+IV+V+VI+VII)**	**3,705,914**	**3,452,315**
IX.	**Provision for Loan Losses and Other Receivables (-)**	**347,935**	**192,538**
X.	**Other Operating Expenses (-)**	**1,325,904**	**1,148,570**
XI.	**Net Operating Income (VIII-IX-X)**	**2,032,075**	**2,111,207**
XII.	**Income from Investments and Associates**	**46,347**	**31,307**
XIII.	**Income / (Loss) on Net Monetary Position**	-	**(645,962)**
XIV.	**Income Before Taxation (XI+XII+XIII)**	**2,078,422**	**1,496,552**
XV.	**Provision for Income Taxes (+/-)**	**640,128**	**476,024**
15.1	Current Tax Provision	648,952	436,108
15.2	Deferred Tax Provision	(8,824)	39,916
XVI.	**Net Income / (Loss) Before Extraordinary Items (XIV-XV)**	**1,438,294**	**1,020,528**
XVII.	**Extraordinary Income / (Loss) After Taxes**	-	-
17.1	Extraordinary Income / (Loss) Before Taxation	-	-
17.1.1	Extraordinary Income	-	-
17.1.2	Extraordinary Expenses (-)	-	-
17.2	Provision for Taxes on Extraordinary Income (-)	-	-
XVIII.	**NET INCOME / (LOSS) (XVI+XVII)**	**1,438,294**	**1,020,528**
	Earnings / (Loss) per share in YTL full	0.00799	0.00567

BALANCE SHEETS AT 31 DECEM BER 2005 AND 31 DECEM BER 2004

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in YTL, pursuant to BRSA standards. For convenience purposes YTL amounts were translated into USD by using relevant YTL/USD exchange rates.)

	ASSETS	(31/12/2005)			(31/12/2004)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	**179**	**441**	**620**	**112**	**87**	**199**
1.1	Cash	169	-	169	108	-	108
1.2	Foreign Currency	-	116	116	-	86	86
1.3	Central Bank of Turkey	7	325	332	4	0	4
1.4	Other	3	0	3	-	2	2
II.	**Trading Securities (Net)**	**23**	**4,590**	**4,613**	**126**	**2,610**	**2,736**
2.1	Government Debt Securities	23	4,590	4,613	126	2,599	2,725
2.1.1	Government Bonds	18	4,590	4,608	108	2,599	2,706
2.1.2	Treasury Bills	5	-	5	19	-	19
2.1.3	Other Public Debt Securities	-	-	-	-	-	-
2.2	Share Certificates	0	-	0	0	-	0
2.3	Other Marketable Securities	-	-	-	-	11	11
III.	**Banks and Other Financial Institutions**	**180**	**1,005**	**1,184**	**12**	**926**	**939**
3.1	Banks	180	1,005	1,184	12	926	939
3.1.1	Domestic Banks	179	-	179	2	-	2
3.1.2	Foreign Banks	0	1,005	1,005	10	926	936
3.1.3	Headquarters and Branches in Abroad	-	-	-	-	-	-
3.2	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Market**	**291**	**0**	**291**	**-**	**312**	**312**
4.1	Interbank Money Market	291	-	291	-	312	312
4.2	Receivables from Istanbul Stock Exchange Clearing House	-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities (net)**	**7,648**	**2,119**	**9,768**	**4,581**	**3,531**	**8,112**
5.1	Share Certificates	46	0	46	13	0	13
5.2	Other Marketable Securities	7,602	2,119	9,721	4,568	3,531	8,099
VI.	**Loans**	**10,677**	**5,400**	**16,077**	**5,658**	**3,752**	**9,410**
6.1	Short-term	6,044	1,474	7,518	3,628	787	4,415
6.2	Medium and Long-term	4,633	3,927	8,559	2,030	2,965	4,995
6.3	Loans under follow-up	245	15	260	125	24	148
6.4	Allowances (-)	245	15	260	125	24	148
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (net)**	**234**	**-**	**234**	**234**	**-**	**234**
8.1	Government Debt Securities	234	-	234	234	-	234
8.1.1	Government Bonds	234	-	234	234	-	234
8.1.2	Treasury Bills	-	-	-	-	-	-
8.1.3	Other Public Debt Securities	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (net)**	**14**	**-**	**14**	**64**	**72**	**136**
9.1	Financial Investments and Associates	14	-	14	64	72	136
9.2	Non-financial Investments and Associates	-	-	-	-	-	-
X.	**Subsidiaries (net)**	**153**	**179**	**332**	**81**	**68**	**149**
10.1	Financial Subsidiaries	153	179	332	81	68	149
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Oher Investments (net)**	-	-	-	-	-	-
XII.	**Financial Lease Receivables (net)**	-	-	-	-	-	-
12.1	Cumulative Rental Receivable	-	-	-	-	-	-
12.2	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	**1,971**	**864**	**2,834**	**509**	**891**	**1,400**
XIV.	**Miscellaneous Receivables**	**14**	**1**	**15**	**15**	**1**	**15**
XV.	**Accrued Interest and Income Receivable**	**1,371**	**207**	**1,578**	**844**	**374**	**1,218**
15.1	Loans	132	56	189	109	38	147
15.2	Marketable Securities	1,219	145	1,364	724	186	910
15.3	Other	20	5	26	11	150	161
XVI.	**Property and Equipment**	**480**	**2**	**482**	**475**	**5**	**480**
16.1	Book Value	843	3	846	792	6	798
16.2	Accumulated Depreciation (-)	363	1	364	317	1	318
XVII.	**Intangibles (Net)**	**15**	**-**	**15**	**18**	**-**	**18**
17.1	Goodwill	-	-	-	-	-	-
17.2	Other	41	-	41	37	-	37
17.3	Accumulated Amortisation (-)	26	-	26	19	-	19
XVIII.	**Deferred Tax Assets**	-	-	-	-	-	-
XIX.	**Other Assets**	**30**	**10**	**40**	**24**	**6**	**31**
		0	0	**0**	0	0	**0**
	TOTAL ASSETS	**23,280**	**14,818**	**38,098**	**12,755**	**12,637**	**25,392**

AKBANK T.A.Ş.
BALANCE SHEETS AT 31 DECEMBER 2005 AND 31 DECEMBER 2004

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in YTL, pursuant to BRSA standards. For convenience purposes YTL amounts were translated into USD by using relevant YTL/USD exchange rates.)

	LIABILITIES and SHAREHOLDERS' EQUITY	(31/12/2005)			(31/12/2004)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**12,593**	**10,281**	**22,873**	**4,908**	**9,578**	**14,486**
1.1	Interbank Deposits	745	1,176	1,922	40	683	723
1.2	Saving Deposits	7,800	-	7,800	3,881	-	3,881
1.3	Public Sector Deposits	17	-	17	6	-	6
1.4	Commercial Deposits	2,869	-	2,869	862	-	862
1.5	Other Institutions Deposits	1,162	-	1,162	119	-	119
1.6	Foreign Currency Deposits	-	9,105	9,105	-	8,895	8,895
1.7	Gold Vault	-	-	-	-	-	-
II.	**Money Market**	**3,738**	**180**	**3,919**	**1,529**	**124**	**1,653**
2.1	Interbank Money Market	-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Clearing House	-	-	-	15	-	15
2.3	Funds Deposited Under Repurchase Agreements	3,738	180	3,919	1,514	124	1,638
III.	**Funds Borrowed**	**58**	**5,238**	**5,296**	**45**	**3,478**	**3,523**
3.1	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2	Other Funds Borrowed	58	5,238	5,296	45	3,478	3,523
3.2.1	Domestic Banks and Institutions	58	21	79	45	16	61
3.2.2	Foreign Banks, Institutions, and Funds	-	5,217	5,217	-	3,463	3,463
IV.	**Marketable Securities Issued (net)**	-	-	-	-	-	-
4.1	Bills	-	-	-	-	-	-
4.2	Asset Backed Securities	-	-	-	-	-	-
4.3	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	**460**	**15**	**475**	**476**	**22**	**498**
VII.	**Other Liabilities**	**89**	**41**	**130**	**95**	**78**	**173**
VIII.	**Taxes and Other Duties Payable**	**53**	**0**	**54**	**49**	**0**	**49**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Leasing Payables (net)**	-	**1**	**1**	-	**4**	**4**
10.1	Leasing Payables	-	1	1	-	4	4
10.2	Deferred Leasing Expenses (-)	-	0	0	-	0	0
XI.	**Accrued Interest and Expenses Payable**	**248**	**112**	**360**	**134**	**63**	**197**
11.1	Deposits	175	31	207	66	26	92
11.2	Borrowings	3	32	34	2	19	21
11.3	Repurchase Agreements	4	2	6	1	1	2
11.4	Other	67	47	114	66	16	82
XII.	**Provisions**	**333**	**6**	**340**	**241**	**2**	**243**
12.1	General Loan Loss Provision	91	-	91	56	-	56
12.2	Reserve for Employment Termination Benefits	11	-	11	10	-	10
12.3	Provision for Income Taxes	147	-	147	96	-	96
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	84	6	90	79	2	81
XIII.	**Subordinated Loans**	-	**3**	**3**	-	**3**	**3**
XIV.	**Deferred Tax Liabilities**	**27**	-	**27**	**33**	-	**33**
XV.	**Shareholders' Equity**	**4,619**	**1**	**4,621**	**4,529**	**0**	**4,529**
14.1	Paid-in Capital	1,309	-	1,309	1,091	-	1,091
14.2	Capital Reserves	1,928	1	1,929	1,914	0	1,914
14.2.1	Share Premium	-	-	-	-	-	-
14.2.2	Share Cancellation Profits	-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund	178	1	180	54	0	54
14.2.4	Revaluation Fund	3	-	3	4	-	4
14.2.5	Evaluation Differences	-	-	-	-	-	-
14.2.6	Other Capital Reserves	1,747	-	1,747	-	-	-
14.2.7	Adjustment to Share Capital	-	-	-	1,856	-	1,856
14.3	Profit Reserves	336	-	336	782	-	782
14.3.1	Legal Reserves	186	-	186	117	-	117
14.3.2	Status Reserves	-	-	-	-	-	-
14.3.3	Extraordinary Reserves	151	-	151	665	-	665
14.3.4	Other Profit Reserves	-	-	-	-	-	-
14.4	Income or (Loss)	1,046	-	1,046	742	-	742
14.4.1	Prior Years' Income or (Losses)	-	-	-	-	-	-
14.4.2	Income or (Loss) for the Year	1,046	-	1,046	742	-	742
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**22,219**	**15,879**	**38,098**	**12,040**	**13,352**	**25,392**

AKBANK T.A.Ş.

INCOME STATEMENTS FOR THE PERIODS ENDED 31 DECEMBER 2005 AND 31 DECEMBER 2004

(Amounts are expressed in millions of USD)
(These financial statements originally have been prepared in YTL, pursuant to BRSA standards. For convenience purposes YTL amounts were translated into USD by using relevant YTL/USD exchange rates.)

	INCOME and EXPENSES	CURRENT PERIOD (31/12/2005)	PREVIOUS PERIOD (31/12/2004)
I.	**Interest Income**	**3,947**	**3,222**
1.1	Interest on Loans	2,060	1,405
1.1.1	Interest on TL Loans	1,829	1,240
1.1.1.1	Short-term Loans	1,146	797
1.1.1.2	Medium and Long-term Loans	683	443
1.1.2	Interest on Foreign Currency Loans	216	152
1.1.2.1	Short-term Loans	50	27
1.1.2.2	Medium and Long-term Loans	166	125
1.1.3	Interest on Loans Under Follow-up	14	13
1.1.4	Premiums Received from Resource Utilisation Support Fund	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	66	50
1.3	Interest Received from Banks	23	15
1.3.1	The Central Bank of Turkey	2	0
1.3.2	Domestic Banks	2	4
1.3.3	Foreign Banks	19	11
1.3.4	Headquarters and Branches in Abroad	-	-
1.4	Interest Received from Interbank Transactions	2	29
1.5	Interest Received from Marketable Securities Portfolio	1,795	1,723
1.5.1	Trading Securities	319	529
1.5.2	Available-for-sale Securities	1,443	1,139
1.5.3	Held-to-maturity Securities	33	55
1.6	Other Interest Income	1	1
II.	**Interest Expense**	**2,018**	**1,368**
2.1	Interest on Deposits	1,569	1,158
2.1.1	Interbank Deposits	86	28
2.1.2	Savings Deposits	921	806
2.1.3	Public Sector Deposits	1	0
2.1.4	Commercial Deposits	266	40
2.1.5	Other Institutions Deposits	81	77
2.1.6	Forign Currency Deposits	214	206
2.1.7	Gold Vault	-	-
2.2	Interest on Interbank Transactions	290	120
2.3	Interest on Funds Borrowed	158	88
2.3.1	The Central Bank of Turkey	-	-
2.3.2	Domestic Banks	9	8
2.3.3	Foreign Banks	148	71
2.3.4	Headquarters and Branches in Abroad	-	-
2.3.4	Other Financial Institutions	1	9
2.4	Interest on Bonds Issued	-	-
2.5	Other Interest Expenses	2	2
III.	**Net Interest Income (I-II)**	**1,930**	**1,854**
IV.	**Net Fees and Commissions Income**	**474**	**311**
4.1	Fees and Commissions Received	634	479
4.1.1	Cash Loans	60	72
4.1.2	Non-cash Loans	26	19
4.1.3	Other	548	388
4.2	Fees and Commissions Paid	160	168
4.2.1	Cash Loans	18	25
4.2.2	Non-cash Loans	0	0
4.2.3	Other	141	143
V.	**Dividend Income**	**3**	**2**
5.1	Trading Securities	-	-
5.2	Available-for-sale Securities	3	2
VI.	**Net Trading Income / (Loss)**	**175**	**240**
6.1	Trading Gains or (Losses) on Securities (net)	139	219
6.1.1	Trading Gains on Securities	180	259
6.1.1.1	Trading Gains on Derivative Financial Instruments	20	21
6.1.1.2	Other Trading Gains on Securities	160	238
6.1.2	Trading Losses on Securities (-)	41	41
6.1.2.1	Trading Losses on Derivative Financial Instruments	26	3
6.1.2.2	Other Trading Losses on Derivative Financial Instruments	15	37
6.2	Foreign Exchange Gains or (Losses) (net)	36	21)
6.2.1	Foreign Exchange Gains	3,782	2,566
6.2.2	Foreign Exchange Losses (-)	3,746	2,545
VII.	**Other Operating Income**	**178**	**113**
VIII.	**Operating Income (III+IV+V+VI+VII)**	**2,758**	**2,520**
IX.	**Provision for Loan Losses and Other Receivables (-)**	**259**	**141**
X.	**Other Operating Expenses (-)**	**987**	**839**
XI.	**Net Operating Income (VIII-IX-X)**	**1,512**	**1,541**
XII.	**Income from Investments and Associates**	**35**	**23**
XIII.	**Income / (Loss) on Net Monetary Position**	**-**	**(472)**
XIV.	**Income Before Taxation (XI+XII+XIII)**	**1,547**	**1,093**
XV.	**Provision for Income Taxes (+/-)**	**477**	**348**
15.1	Current Tax Provision	483	318
15.2	Deferred Tax Provision	(7)	29
XVI.	**Net Income / (Loss) Before Extraordinary Items (XIV-XV)**	**1,070**	**745**
XVII.	**Extraordinary Income / (Loss) After Taxes**	-	-
17.1	Extraordinary Income / (Loss) Before Taxation	-	-
17.1.1	Extraordinary Income	-	-
17.1.2	Extraordinary Expenses (-)	-	-
17.2	Provision for Taxation on Extraordinary Income (-)	-	-
XVIII.	**NET INCOME / (LOSS) (XVI+XVII)**	**1,070**	**745**

YE05 BRSA Bank Only Financial Results

10 February 2006

AKBANK

Highlights

- Total assets increased 50% y-o-y, reaching TRY 52.4bn (USD 38.1bn)
- Strong loan growth continued, reaching 71% y-o-y. TL loans grew by 89%

  Main drivers were 116% growth in SME loans and 119% growth in consumer loans
- Aggressive growth in customer deposits, up 52% *y-o-y*, generated from 143% growth in TL customer deposits
- Net commission income growth 49% y-o-y, driven by the strong growth in credit card and consumer loan related revenues
- 41% growth in net profit, reaching TRY 1,438mn (USD 1,070mn)

Highlights

Total Assets (TRY billion)


50% y-o-y
34.9
52.4
2004
2005

Loans (TRY billion)


71% y-o-y
12.9
22.1
2004
2005

Deposits (TRY billion)


58% y-o-y
19.9
31.5
2004
2005

Net Profit (TRY million)


41% y-o-y
1,021
1,438
2004
2005

We have attained strong market share growth both in loans and deposits


Loans Market Shares (%)
12.7
14.4
12.2
13.6
2004
2005
Total Loans
TL Loans


Deposits Market Shares (%)
10.1
12.5
6.2
10.9
2004
2005
Total Deposits
TL Deposits

AKBANK

Spreads

Yields & Spreads of Major TL Assets

	2004	1Q05	1H05	3Q05	2005
Interest Yield on Loans	35%	33%	30%	28%	25%
Cost of Funding	17%	16%	15%	16%	15%
Spread on Loans	**18%**	**17%**	**15%**	**12%**	**10%**
Interest Yield on Sec.	25%	22%	20%	19%	18%
Cost of Funding	17%	16%	15%	16%	15%
Spread on Securities	**8%**	**6%**	**5%**	**3%**	**3%**

NIM	**8.3%**	**7.3%**	**7.1%**	**6.8%**	**6.5%**


This shift renders 7% better spread

Yields & Spreads of Major FX Assets

	2004	1Q05	1H05	3Q05	2005
Interest Yield on Loans	6%	6%	6%	6%	6%
Cost of Funding	3%	3%	3%	3%	4%
Spread on Loans	**3%**	**3%**	**3%**	**3%**	**2%**
Interest Yield on Sec.	6%	6%	6%	6%	7%
Cost of Funding	3%	3%	3%	3%	4%
Spread on Securities	**3%**	**3%**	**3%**	**3%**	**3%**

Profitability

Profitability performance (TRY mn.)	2005	2004	change
Net interest income	2,592	2, 539	2%
Net fee income	636	427	49%
Income before tax	2,078	1,497	39%
Net income	1,438	1,021	41%
ROAA (%)	3.3%	3.0%	
ROAE (%)	23.7%	17.1%	

Ratios

Balance sheet performance	2005	2004
Interest Earning Assets / Total Assets	91.9%	91.1%
Interest Bearing Liabilities / Total Liabilities	84.2%	77.4%
Gross Loans / Total Assets	42.9%	37.6%
Securities /Total Assets	38.4%	43.6%
Loans / Deposits*	70.2%	64.1%
Deposits / Total Assets	61.1%	58.7%
NPL Ratio	1.59%	1.55%
Capital Adequacy Ratio (Basel I)**	21.4%	36.2%

* Blocked demand deposits of POS merchants (TRY 552 mn), which encompasses the character of a demand deposit, is booked as "Miscellaneous Payables" instead of deposits

**The sharp fall in the Capital Adequacy Ratio is effected from the share buy-back as well as increase in capital requirement on credit card limits to 100% and strong growth in loans

Loans



Composition of Loans
up 71% y-o-y
TRY 22.1 bn.
USD 5.4bn.
TRY 14.7bn.
66%
TRY 12.9 bn.
USD 3.8bn.
TRY 7.8bn.
60%
2004
2005



SME Loans
up 116% y-o-y
TRY 7.7bn.
TRY 3.6bn.
2004
2005



Consumer Loans*
up 119% y-o-y
TRY 4.4bn.
TRY 2.0bn.
2004
2005

- TL loans surged 89% y-o-y, compared to 69% growth in the sector
- Despite the strong growth, NPL ratio has been low at 1.59% and fully provisioned

* Excluding credit card loans

AKBANK

Consumer and SME lending is now ~66% of total loans



Breakdown of Loans
Growth
(y-o-y)
13%
59%
116%
74%
29%
50%
7%
8%
20%
39%
16%
23%
12%
26%
27%
30%
6%
24%
35%
31%
2002
2003
2004
2005
Consumer
SME
Corporate
Project Finance

AKBANK

Current segment based structure



Responsibility
Corporate Banking Unit
Commercial Banking Unit
Retail Banking Unit
Private Banking Unit
Center / Branch
Corporate Centers 6
Commercial Centers 44
Branches 600
Private Banking Centers 10
Customer Segment
Corporate
Commercial
Business
Personal
Private

AKBANK

Retail Banking - credit cards



Credit Card Loans[1]
13.6
13.8
11.4
8.1
2,346
1,869
851
432
2002
2003
2004
2005



Spreads & Commission Income
31.1
24.6
408
272
2004
2005



Credit Cards Issuing Volume[1]
13.2%
13.7%
10.6%
9.3%
10,646
7,763
4,341
2,667
2002
2003
2004
2005
Market shares are cumulative

Volume (TRY mn.) Market shares Spreads

- 26% growth in credit card loans y-o-y
- NPL ratio in credit cards shrunk to 7.9% versus 8.4% last quarter
- New behavioral scoring system has allowed for better screening and evaluation

[1] Amex is included

AKBANK

Retail Banking - consumer loans



Consumer Loans[1] (TRY mn.)
119% y-o-y
4,407
1,935
1,361
1,111
2,010
349
1,050
611
1,447
251
2002
2003
2004
2005
General purpose
Auto loans
Mortgage



Spreads & Commission Income
17.4
8.5
59
26
2004
2005
Volume (TRY mn.)
Spreads

- Akbank's consumer loans' market share is 15.4%
- Market share in mortgage loans is 15.6%. We are benefiting from our dealer relationships & online approval systems
- Market share in car loans is 22.1%
- NPL ratio in consumer loans continues to be 0.9%

[1] Numbers represent direct lending to individuals, excluding credit cards

AKBANK

Retail Banking - small business



Small Business Loans[1] (TRY mn.)
107% y-o-y
310
974
2,095
4,344
2002
2003
2004
2005
Only 2% in FX

- Continues to provide the highest spread after credit cards
- Cross-sell ratio is 3.3x
- NPL ratio is 2.1%



Spreads of Small Business Loans
21.4
16.5
2004
2005

- Special credit packages for;
  - Certain sectors and regions (pharmaceuticals, agriculture, tourism etc.)
  - Dealer networks of corporate clients (ie. Microsoft, IBM, Bosch, Arçelik)

[1] Small business loans given to companies with sales turnover <USD 2 mn are granted by the retail banking unit

Commercial Banking

Commercial Loans[1]


156% y-o-y
214% y-o-y
121
402
750
1,919
79
147
401
1,260
'02 '03 '04 '05
'02 '03 '04 '05
TL cash loans
(TRY mn.)
FX cash loans
(USD mn.)

- Commercial loans are also considered as a hook product, which paves the way for further marketing opportunities like cash management services and foreign trade products

- 44 commercial banking centers
- Cross sell ratio is 4.5x
- NPL ratio is 0.8%

Spreads of Commercial Loans


12.5
5.9
2004
2005

[1] Medium size companies with sales turnover btw. USD 2–30 mn are serviced through our commercial banking unit

AKBANK

Corporate Banking

- Lending to new privatizations will provide strong growth in corporate loans
- Loans to blue-chip companies like Ford, Unilever, Carrefour reached USD 3.9 billion registering a 59% increase y-o-y
- Project finance loans stand at USD 1 billion
- Special and structured financial solutions for corporate needs like cash management products regulating the collection and payment cycle of companies are provided
- Excellent cross-sell opportunities (4.3x)
- NPL ratio is 0.1%

Asset management



Mutual Funds (TRY mn.)
12%
14%
15%
13%
1,509
3,276
3,707
3,770
2002
2003
2004
2005
Volume
Market share (%)

- Currently #2 in mutual funds
- The underlying factors behind this;
  - Superior channel management
  - Superior asset management performance
  - Effective marketing and communication

- Wide range of domestic and international investment products
- Top quality investment advisory service
- Cross-sell ratio in private banking is 3.8x



Private Banking Assets (USD mn.)
908
3,433
3,795
5,471
2002
2003
2004
2005

AKBANK

Breakdown of customer assets



TRY 53 bn
TRY 39 bn
143% y-o-y
Market share
17%
31%
36%
10%
6%
31%
24%
28%
7%
10%
2004
2005
TL Deposits
FX Deposits
Bonds in Custody
Mutual Funds
Repo
11%
14%
25%
13%
31%

- Total customer assets surged 37% y-o-y compared to 19% for the sector
- Akbank's market share for total customer assets constitutes 15% of the market versus 13% in YE04

Income statement - composition of interest income



Composition of interest income
TRY bn.
4.4
5.3
39%
5%
53%
3%
46%
5%
45%
4%
2004
2005
Other
From securities
From FX Loans
From TL Loans

- Growth in TL loans has had a dramatic impact on interest income

AKBANK

Net fees and commissions

Net Fees & Commissions (BRSA, TRY mn.)



49%
636
427
2004
2005

Fees and commissions revenue contribution



Money transfer fees
4%
Asset management fees
15%
Corporate loan related
14%
Consumer loan related
7%
12%
Other
21%
Credit cards commissions
27%
Merchant commissions

- Net fee and commission income growth is mainly due to the rapid growth in credit card and consumer loan related revenues
- We continue to implement and increase fees in all our product base

Improving fee income ratios in line with targets


Net fees & commissions/operating expense
16
24
40
51
2002
2003
2004
2005


Net fees & commissions/operating income
6
7
17
19
2002
2003
2004
2005

- We are rapidly approaching our medium term fee to income target of 25%

AKBANK

Operating costs


Composition of operating costs (TRY mn.)
Total = TRY 1,254 mn.
250
80
37
133
240
97
48
95
367
117
83
167
397
128
83
186
1Q05
2Q05
3Q05
4Q05
Employee costs
Rent, repair & maintenance, amortisation
Other**

** FX losses from securities (TRY 14mn, 12.7mn, 32.7mn. for 2Q, 3Q, 4Q respectively) and SDIF premiums (TRY for, 11mn, 25mn, 31mn, 38.8mn for 1Q, 2Q, 3Q, 4Q respectively) deducted from operating expenses
Other costs include sundry taxes and duties, marketing and advertisement, heating, lighting etc

- Costs related to branch re-structuring / expansion and marketing added to strong growth in expenses

Efficiency ratios


Operating expense/average assets (%)
3.0
2.9
3.1
2.9
2002
2003
2004
2005


Cost/income (%)
38.0
27.4
41.8
37.6
2002
2003
2004
2005

- Restructuring of branches has been largely finalized
- Centralization together with the new technology infrastructure continue to allow us to keep operational costs subdued

AKBANK

Income statement summary



Income statement summary (3Q05, TRY million)
2,592
636
202
250
-348
-1,254
-640
1,438
NII
Net fees income
Net trading income
Other income
Provisions
Operating expense
Tax
Net income

- Asset switch to TL loans from TL securities continues to affect interest income positively
- A y-o-y increase of 49% in net commissions has had an important impact on profitability

Free capital comparison



Total Equity (BRSA, TRY mn.)
6,227
6,353
2004
2005
AKBANK



Free Capital 3Q05 (BRSA, TRY mn.)
Akbank
İş
Garanti
8,500
7,000
5,500
4,000
2,500
1,000
-500
4,799
2,154
845
Free Capital
Equity Participations
Fixed Assets

- Buy-back of founders' shares has reduced equity
- Akbank will continue to optimize its capital structure through its dividend policy of 30% min. - 50% max. cash dividend payment
- Akbank's strong free capital is a major cushion against the effects of any market volatility

- Akbank plans to distribute 41% of its 2005 distributable profit (TRY 540mn) as cash dividend to its shareholders, starting from March 29, 2006. This ratio corresponds to TRY 0.30 dividend per TRY 1.00 nominal share

- Akbank will also distribute 22% bonus issue. Bonus issue date will be announced later

Balance sheet highlights

BRSA (TRY mn.)	2005	2004	Shares (%) 2005	Shares (%) 2004	Change Y-o-y (%)
TOTAL ASSETS	52,385	34,913			50
Cash and Due from Banks	2,880	1,995	6	6	44
Securities	20,096	15,238	38	44	32
Loans	22,106	12,939	42	37	71
TOTAL LIABILITIES	46,032	28,686			60
Deposits	31,451	19,918	60	57	58
Funds Borrowed	7,283	4,845	14	14	50
TOTAL EQUITY	6,353	6,227	12	18	2

Income statement highlights

BRSA (TRY mn.)	2005	2004	Change (%)
Interest Income	5,301	4,413	20
Interest Expense	(2,710)	(1,874)	45
Net Interest Income	2,592	2,539	2
FX Gain (Loss), Net	15	12	25
Provision for Loan Losses	(300)	(167)	80
Net Interest Income after FX, Income/Loss & NPL Prov.	2,307	2,384	-3
Fees and Commissions (Net)	636	427	49
Profit on Trading Securities (Net)	187	300	-38
Operating Profit	3,706	3,452	7
Operating Expenses	(1,254)	(1,069)	17
Monetary Loss	-	(646)	-
Income Before Tax	2,078	1,497	39
Tax	(640)	(476)	35
Net Income	1,438	1,021	41

Balance sheet highlights in USD

BRSA (USD mn.*)	2005	2004	Shares (%) 2005	Shares (%) 2004
TOTAL ASSETS	38,098	25,490		
Cash and Due from Banks	2,095	1,456	6	6
Securities	14,615	11,125	38	44
Loans	16,077	9,447	42	37
TOTAL LIABILITIES	33,477	20,943		
Deposits	22,873	14,542	60	57
Funds Borrowed	5,296	3,537	14	14
TOTAL EQUITY	4,621	4,547	12	18

** Figures are stated with exchange rates effective at respective dates*

Income statement highlights in USD

BRSA (USD mn.*)	2005	2004
Interest Income	3,947	3,222
Interest Expense	(2,018)	(1,368)
Net Interest Income	1, 929	1,854
FX Gain (Loss), Net	11	9
Provision for Loan Losses	(223)	(122)
Net Interest Income after FX, Income/Loss & NPL Prov.	1,717	1,741
Fees and Commissions (Net)	474	312
Profit on Trading Securities (Net)	139	219
Operating Profit	2,759	2,520
Operating Expenses	(934)	(780)
Monetary Loss	-	(472)
Income Before Tax	1,547	1,093
Tax	(477)	(348)
Net Income	1,070	745

* *Figures are stated with exchange rates effective at respective dates*

AKBANK

Disclaimer Statement

The information and opinions contained in this document have been compiled or arrived at by Akbank from sources believed to be reliable and in good faith, but no representation or warranty, expressed or implied, is made as to their accuracy, completeness or correctness. All opinions and estimates contained in this document constitute the Company's judgement as of the date of this document and are subject to change without notice. The information contained in this document is published for the assistance of recipients, but is not to be relied upon as authoritative or taken in substitution for the exercise of judgement by any recipient. The Company does not accept any liability whatsoever for any direct or consequential loss arising from any use of this document or its contents. This document is strictly confidential and may not be reproduced, distributed or published for any purpose.